CN ENERGY GROUP. INC.

February 1, 2021

Via Edgar

Ms. Mary Beth Breslin

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	CN ENERGY GROUP. INC.
Registration Statement on Form F-1, as amended (File No. 333-239659)
Request for Acceleration of Effectiveness

Dear Ms. Breslin:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CN Energy Group. Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on February 4, 2021, or as soon thereafter as practicable.

Very truly yours,

CN Energy Group. Inc.

By:	/s/ Kangbin Zheng
	Name:	Kangbin Zheng
	Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director